Filed Pursuant to Rule 424(b)(3)

File Number 333-123228

PROSPECTUS SUPPLEMENT NO. 6

to Prospectus declared

effective on June 12, 2006

(Registration No. 333-123228)

SPARK NETWORKS PLC

This Prospectus Supplement No. 6 supplements our Prospectus dated June 12, 2006 and Prospectus Supplements Nos. 1, 2, 3, 4 and 5 (collectively referred to as, the “Prospectus Supplements”) dated June 20, July 10, August 4, August 11, and September 21, 2006, respectively. The selling shareholders identified in the Prospectus are offering ordinary shares in the form of American Depositary Shares, or ADSs. Each ADS represents the right to receive one ordinary share. We will not receive any proceeds from the sale of the shares by the selling shareholders, except for funds received from the exercise of warrants and options held by selling shareholders, if and when exercised.

You should read this Prospectus Supplement No. 6 together with the Prospectus and Prospectus Supplements. This Prospectus Supplement No. 6 includes certain information from a press release issued on November 7, 2006 announcing our third quarter 2006 financial results.

Our ADSs are listed on the American Stock Exchange under the trading symbol “LOV.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 6 is November 9, 2006

SPARK NETWORKS® REPORTS RECORD REVENUE, EBITDAS AND

NET INCOME IN THIRD QUARTER 2006

Quarterly Revenue of $17.5 Million

Quarterly Net Income of $2.8 Million; Nine-Month Net Income of $3.9 Million

Q3 EBITDAS1 Increases to $4.3 Million vs. $2.6 Million in Q2 ‘06 and $0.6 Million in Q3 ‘05

Nine-Month EBITDAS of $10.3 Million

BEVERLY HILLS, Calif., November 7, 2006—Spark Networks plc (AMEX: LOV), a leading provider of online personals services, today reported third quarter 2006 financial results.

Financial Results

Reported revenue for the third quarter of 2006 was $17.5 million, an increase of 4% compared to $16.9 million for the same period in 2005. Revenue for the nine months ended September 30, 2006 was $51.6 million, an increase of 6% compared to $48.9 million for the nine months ended September 30, 2005. The Company noted that strong performance from the Other Businesses segment, including solid performance from BlackSingles.com® and Relationships.com™, was a key contributor to revenue growth in the quarter.

Total operating expenses for the third quarter of 2006 were $8.8 million, a decrease of 25% compared to $11.8 million for the same period in 2005. Operating expenses for the nine months ended September 30, 2006 were $29.4 million, a decrease of 6% compared to $31.2 million for the nine months ended September 30, 2005.

The Company reported net income of $2.8 million, or $0.09 per diluted share, for the third quarter of 2006, compared to a net loss of $2.2 million, or $(0.08) per share, for the same period in 2005. Net income for the nine months ended September 30, 2006 was $3.9 million, or $0.12 per diluted share, compared to a net loss of $1.0 million, or $(0.04) per share, for the same period in 2005.

EBITDAS for the third quarter of 2006 was $4.3 million, an increase of 603% compared to EBITDAS of $612,000 during the same period in 2005. EBITDAS for the nine months ended September 30, 2006 was $10.3 million, an increase of 164% compared to EBITDAS of $3.9 million during the same period in 2005. See the attached Consolidated Statement of Operations for a reconciliation of EBITDA and EBITDAS to net income.

Balance Sheet, Cash, Debt

As of September 30, 2006, the Company had cash and marketable securities of $15.6 million compared to $17.3 million at December 31, 2005. Cash and marketable securities, net of debt, was $14.2 million at September 30, 2006, compared to $6.5 million at December 31, 2005. During the first nine months of 2006, the Company paid the final $9.0 million in debt due as a result of the MingleMatch acquisition, as well as $2.0 million with respect to the acquisition of LDSSingles™.

Cash flow from operations during the first nine months of 2006 was $8.3 million, an increase of 388% compared to cash flow from operations of $1.7 million in the first nine months of 2005. The increased operating cash flow was driven by increased revenue combined with a reduction in operating costs, excluding stock compensation. As of September 30, 2006, the Company had accumulated over $50 million of NOLs.

Segment Reporting2

The Company reported third quarter 2006 revenue for its JDate segment of $7.1 million, an increase of 9% compared to $6.5 million in the same period in 2005. JDate revenue for the nine months ended September 30, 2006 was $21.1 million, an increase of 10% compared to $19.2 million for the nine months ended September 30, 2005. The increase in JDate revenue was largely attributable to an increase in average paying subscribers for JDate.

The Company reported third quarter 2006 revenue for its AmericanSingles® segment of $5.3 million, a decrease of 26% compared to $7.2 million in the same period in 2005. AmericanSingles revenue for the nine months ended September 30, 2006 was $17.7 million, a decrease of 21% compared to $22.5 million for the nine months ended September 30, 2005. The decrease in revenue was due to a reduction in the marketing spend for AmericanSingles that was implemented in order to improve the contribution margin from this business.

The Company reported third quarter 2006 revenue for its Other Businesses segment of $5.0 million, an increase of 52% compared to $3.3 million for the same period in 2005. Other Businesses revenue for the nine months ended September 30, 2006 was $12.8 million, an increase of 78% compared to $7.2 million for the nine months ended September 30, 2005. The increase in revenue from the Other Business Segment was partially driven by solid growth from its BlackSingles.com and Relationships.com websites.

Business Metrics

Average Paying Subscribers:

Average paying subscribers for the Company’s JDate segment were 74,753 during the third quarter of 2006, an increase of 9% compared to 68,403 from the same period in 2005. Average paying subscribers for the nine months ended September 30, 2006 were 75,053, an increase of 10% compared to 68,410 for the nine months ended September 30, 2005.

Average paying subscribers for the Company’s AmericanSingles segment were 72,926 during the third quarter of 2006, a decrease of 24% compared to 95,877 from the same period in 2005. Average paying subscribers for the nine months ended September 30, 2006 were 84,410, a decrease of 22% compared to 107,662 for the nine months ended September 30, 2005.

Average paying subscribers for the Company’s Other Businesses segment were 93,180 during the third quarter of 2006, an increase of 89% compared to 49,213 from the same period in 2005. Average paying subscribers for the nine months ended September 30, 2006 were 77,167, an increase of 104% compared to 37,894 for the nine months ended September 30, 2005.

Average paying subscribers for the Company as a whole in the third quarter of 2006 were 240,859, an increase of 13% compared to 213,493 from the same period in 2005. Average paying subscribers for the nine months ended September 30, 2006 were 236,630, an increase of 11% compared to 213,966 for the nine months ended September 30, 2005.

Subscriber Acquisition Cost3 (SAC):

Direct subscriber acquisition cost for the Company’s JDate segment in the third quarter of 2006 was $13.81, a decrease of 13% compared to $15.84 from the same period in 2005. SAC for the nine months ended September 30, 2006 was $13.98, an increase of 9% compared to $12.88 in the nine months ended September 30, 2005.

SAC for the Company’s AmericanSingles segment in the third quarter of 2006 was $39.85, an increase of 1% compared to $39.35 in the same period in 2005. SAC for the nine months ended September 30, 2006 was $38.17, an increase of 10% compared to $34.72 for the nine months ended September 30, 2005.

SAC for the Company’s Other Businesses segment in the third quarter of 2006 was $23.62, a decrease of 16% compared to $28.09 from the same period in 2005. SAC for the nine months ended September 30, 2006 was $30.33, a decrease of 9% compared to $33.23 for the nine months ended September 30, 2005.

SAC for the Company as a whole in the third quarter of 2006 was $24.87, a decrease of 18% compared to $30.23 from the same period last year. SAC for the nine months ended September 30, 2006 was $27.33, a decrease of 4% compared to $28.57 for the nine months ended September 30, 2005. The decrease in SAC for the Company as a whole was due to the increasing share of new subscribers coming from the Company’s Other Businesses segment, where the SAC is lower, combined with a decreasing share of new subscribers as a percentage of total new subscribers coming from AmericanSingles (the Company’s highest SAC property).

Safe Harbor Statement:

This press release contains forward-looking statements. Any statements in this news release that are not statements of historical fact may be considered to be forward-looking statements. Written words, such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “intends,” “goal,” “objective,” “seek,” “attempt,” or variations of these or similar words, identify forward-looking statements. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the near future. There are a number of factors that could cause actual results and developments to differ materially, including, but not limited to our ability to: attract members; convert members into paying subscribers and retain our paying subscribers; keep pace with rapid technological changes; maintain the strength of our existing brands; and maintain and enhance those brands and our dependence upon the telecommunications infrastructure and our networking hardware and software infrastructure. For a discussion of these and further risks and uncertainties, please see our filings with the Securities and Exchange Commission. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our public filings with the SEC also are available from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

About Spark Networks plc:

Spark Networks’ American Depository Shares trade on the American Stock Exchange under the symbol “LOV,” and its Global Depositary Shares trade on the Frankfurt Stock Exchange under the symbol “MHJG.” The Spark Networks portfolio of consumer websites includes, among others, JDate.com (www.jdate.com), AmericanSingles.com (www.americansingles.com), BBWPersonalsPlus®.com (www.bbwpersonalsplus.com), BlackSingles.com (www.blacksingles.com), CatholicMingle.com (www.catholicmingle.com), LDSMingle®.com (www.ldsmingle.com), LDSSingles.com (www.ldssingles.com), PrimeSingles™.net (www.primesingles.net), and Relationships.com (www.relationships.com).

For More Information

Investors:	Mark Thompson
+ 1-323-836-3000
mthompson@spark.net

Media:	Gail Laguna
+ 1-323-836-3000
glaguna@spark.net

1 “EBITDAS” is defined as earnings before interest, taxes, depreciation, amortization and share-based compensation. EBITDAS should not be construed as a substitute for net income (loss) or net cash provided by (used in) operating activities (all as determined in accordance with GAAP) for the purpose of analyzing our operating performance, financial position and cash flows, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and other GAAP financial performance measures, including an indirect measure of operating cash flow. As such, management believes that the investment community finds it to be a useful tool to perform meaningful comparisons of past, present and future operating results and as a means to evaluate the results of core on-going operations.

2 In accordance with Financial Accounting Standard No. 131, the Company’s financial reporting includes detailed data on three separate operating segments. The JDate segment consists of the Company’s JDate.com website and its co-branded websites. The AmericanSingles segment consists of the Company’s AmericanSingles.com website and its co-branded and private label websites. The Other Businesses segment consists of all of the Company’s other websites and businesses.

3 Direct subscriber acquisition cost is defined as total direct marketing costs divided by the number of new paying subscribers during the period. This represents the average cost of acquiring a new paying subscriber during the period.

(Consolidated financial statements to follow)

SPARK NETWORKS PLC

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	September 30, 2006	December 31, 2005
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$15,423	$17,096
Marketable securities	196	196
Restricted cash	2,004	1,126
Accounts receivable, net of allowance of $0 and $13 for September 30, 2006 and December 31, 2005	1,111	932
Prepaid expenses and other	1,125	1,452

Total current assets	19,859	20,802
Property and equipment, net	2,969	4,453
Goodwill, net	19,139	17,344
Intangible assets, net	4,808	4,627
Investment in noncontrolled affiliate	1,074	1,099
Deposits and other assets	245	295

Total assets	$48,094	$48,620

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,251	$2,267
Accrued liabilities	4,428	3,632
Deferred revenue	4,520	4,991
Notes payable – current portion	915	9,930
Current portion of obligations under capital leases	43	—

Total current liabilities	11,157	20,820
Deferred tax liabilities	1,827	1,717
Notes payable – long term	500	900
Obligations under capital leases	69	—

Total liabilities	13,553	23,437
Shares subject to rescission	7,491	6,089
Commitments and contingencies	—	—
Shareholders’ equity:
Authorized capital £800,000 divided into 80,000,000 ordinary shares of 1p each; issued and outstanding 30,828,196 shares as of September 30, 2006 and 30,241,496 shares as of December 31, 2005, at a stated value of:	500	487
Additional paid-in-capital	67,601	64,064
Accumulated other comprehensive income (loss)	160	(302)
Notes receivable from employees	—	(82)
Accumulated deficit	(41,211)	(45,073)

Total shareholders’ equity	27,050	19,094

Total liabilities and shareholders’ equity	$48,094	$48,620

SPARK NETWORKS PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Net revenues	$17,506	$16,935	$51,616	$48,925
Direct marketing expenses	5,903	7,073	18,350	18,352

Contribution margin	11,603	9,862	33,266	30,573
Operating expenses:
Indirect marketing (including share-based compensation of $7, $10, $33, and $10)	311	287	933	900
Customer service (including share-based compensation of $7, $22, $54, and $22)	910	726	2,716	1,923
Technical operations (including share-based compensation of $129, $168, $505, and $168)	1,701	2,168	6,138	5,433
Product development (including share-based compensation of $68, $124, $307, and $124)	713	1,111	2,526	3,199
General and administrative (including share-based compensation of $388, $1,028 $2,117, and $1,000)	4,900	7,099	16,176	18,900
Amortization of intangible assets other than goodwill	290	437	884	848

Total operating expenses	8,825	11,828	29,373	31,203

Operating income (loss)	2,778	(1,966)	3,893	(630)
Interest (income), loss and other expenses, net	(80)	141	(174)	285

Income (loss) before income taxes	2,858	(2,107)	4,067	(915)
Provision for income taxes	34	56	205	120

Net income (loss)	$2,824	$(2,163)	$3,862	$(1,035)

Net income (loss) per share – basic	$0.09	$(0.08)	$0.13	$(0.04)

Net income (loss) per share – diluted	$0.09	$(0.08)	$0.12	$(0.04)

Weighted average shares outstanding – basic	30,741	26,080	30,457	25,621
Weighted average shares outstanding – diluted	31,271	26,080	31,299	25,621

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Reconciliation of Net Income to EBITDAS	2006	2005	2006	2005
Net income (loss)	$2,824	$(2,163)	$3,862	$(1,035)
Interest	(78)	(5)	32	(49)
Taxes	34	56	205	120
Depreciation	671	935	2,272	2,694
Amortization	290	437	884	848

EBITDA	3,741	(740)	7,255	2,578
Share-based compensation	599	1,352	3,016	1,324

EBITDAS	$4,340	$612	$10,271	$3,902

SPARK NETWORKS PLC

SEGMENT RESULTS FROM OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2006	2005	2006	2005
Revenues
JDate	$7,141	$6,457	$21,125	$19,161
AmericanSingles	5,346	7,173	17,695	22,526
Other Businesses	5,019	3,305	12,796	7,238

Total	$17,506	$16,935	$51,616	$48,925

Direct Marketing
JDate	$825	$901	$2,445	$2,110
AmericanSingles	2,900	4,001	9,194	11,570
Other Businesses	2,178	2,171	6,711	4,672

Total	$5,903	$7,073	$18,350	$18,352

Contribution
JDate	$6,316	$5,556	$18,680	$17,051
AmericanSingles	2,446	3,172	8,501	10,956
Other Businesses	2,841	1,134	6,085	2,566

Total	$11,603	$9,862	$33,266	$30,573

Unallocated operating expenses	8,825	11,828	29,373	31,203

Operating income	$2,778	$(1,966)	$3,893	$(630)

SPARK NETWORKS PLC

SEGMENT METRICS

(For the Period)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Average Paying Subscribers:
JDate	74,753	68,403	75,053	68,410
AmericanSingles	72,926	95,877	84,410	107,662
Other Businesses	93,180	49,213	77,167	37,894

Total	240,859	213,493	236,630	213,966
Average Monthly Net Revenue per Paying Subscriber:
JDate	$31.84	$31.47	$31.28	$31.12
AmericanSingles	$24.44	$24.93	$23.36	$23.25
Other Businesses	$17.17	$17.89	$17.31	$18.30
All Segments	$23.92	$25.40	$24.14	$24.89
Direct Subscriber Acquisition Cost:
JDate	$13.81	$15.84	$13.98	$12.88
AmericanSingles	$39.85	$39.35	$38.17	$34.72
Other Businesses	$23.62	$28.09	$30.33	$33.23
All Segments	$24.87	$30.23	$27.33	$28.57
Monthly Subscriber Churn:
JDate	26.7%	26.4%	25.8%	26.7%
AmericanSingles	38.3%	37.7%	34.2%	37.7%
Other Businesses	26.4%	30.1%	26.7%	26.3%
All Segments	31.9%	32.4%	29.6%	31.2%

We define our key business metrics as follows:

•	Average paying subscribers: Paying subscribers are defined as individuals who have paid a monthly fee for access to communication and website features beyond those provided to our members. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

•	Average monthly net revenue per paying subscriber: Average monthly net revenue per paying subscriber represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.

•	Direct subscriber acquisition cost: Direct subscriber acquisition cost is defined as total direct marketing costs divided by the number of new paying subscribers during the period. This represents the average cost of acquiring a new paying subscriber during the period.

•	Monthly subscriber churn: Monthly subscriber churn represents the ratio, expressed as a percentage, of (i) the number of paying subscriber cancellations during the period divided by the number of average paying subscribers during the period and (ii) the number of months in the period.